Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@ eversheds-sutherland.com

March 7, 2019

VIA EDGAR

Raymond Be, Esq.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Oxford Square Capital Corp.

Registration Statement on Form N-2, Filed January 23, 2019

File No. 333-229337

Dear Mr. Be:

On behalf of Oxford Square Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on March 1, 2019 with respect to the Company’s registration statement on Form N-2 (File No. 333-229337) filed with the Commission on January 23, 2019 (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below in italics followed by the Company’s responses. Where revisions to the prospectus are indicated in the Company’s responses set forth below, such revisions have been included in Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) filed concurrently herewith.

1.            On page 1 of the Prospectus, the Company discloses “CLO investments may also include warehouse facilities, which are financing structures intended to aggregate loans that may be used to form the basis of a CLO vehicle.” Please consider clarifying the statement to make clear whether these “warehouse facilities” are early stage CLO vehicles. Please also consider discussing if there are any additional risks with respect to investing in warehouse facilities as opposed to CLO vehicles.

Response: The Company acknowledges the Staff’s comment and has included the requested disclosure in Amendment No. 1. The Company has also included the additional risks relating to investments in warehouse facilities.

2.            On page 3 of the Prospectus, the Company discloses that the LSTA Corporate Loan index traded at 98.6% of par for the period ending September 30, 2018. Please disclose what the LSTA Corporate Loan Index is and what is meant by the statement.

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Response: The Company acknowledges the Staff’s comment and has included the requested disclosure in Amendment No. 1.

3.            On page 8 of the Prospectus, the Company discloses “If we issue preferred stock, the net asset value and market value of our common stock will likely become more volatile.” Please supplementally advise the Staff whether or not the Company intends to issue preferred stock in the near future.

Response: The Company acknowledges the Staff’s comment and hereby supplementally advises the Staff that the Company does not currently intend to issue preferred stock in the near future.

4.            On page 23 of the Prospectus, the Company’s risk factor entitled “We are permitted to borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us” is largely repetitive of the risk factor entitled “Beginning on April 6, 2019, we will be permitted to borrow more money, which will further magnify the potential for gain or loss on amounts invested and may further increase the risk of investing in us.” Please consider consolidating these two (2) risk factors, or putting them closer together and removing any redundancies.

Response: The Company acknowledges the Staff’s comment and has consolidated the two (2) aforementioned risk factors and removed redundancies in Amendment No. 1.

5.            On page 62 of the Prospectus, under the section entitled “Off-Balance Sheet Arrangements” the Company discloses it has $1.5 million of commitments to purchase additional investments. Please represent to the Staff that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy all of its unfunded commitments. Also please provide a general explanation as to why the Company believes it can cover its unfunded commitments.

Response: The Company represents to the Staff on a supplemental basis that it has a reasonable belief that its assets will provide adequate coverage to satisfy all of its unfunded commitments because as of December 31, 2018, the Company had sufficient cash and cash equivalents and borrowing capacity under the Company’s credit facility to cover the value of its unfunded commitments.

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Please do not hesitate to call me at (202) 383-0176, or Vlad M. Bulkin at (202) 383-0815, if you have any questions or require any additional information.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Jonathan H. Cohen, Chief Executive Officer, Oxford Square Capital Corp.

Bruce L. Rubin, Chief Financial Officer, Oxford Square Capital Corp.

Vlad M. Bulkin, Esq., Eversheds Sutherland (US) LLP